                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
     1934

     For the fiscal year ended December 29, 2001

[_] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from         to

     Commission file numbers 2-98306 and 33-13066

A.   Full title of the plan:

                    COMMONWEALTH TELEPHONE ENTERPRISES, INC.
                           THE COMMON-WEALTH BUILDER

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                    Commonwealth Telephone Enterprises, Inc.

                                  100 CTE Drive
                        Dallas, Pennsylvania, 18612-9774

Commonwealth Telephone Enterprises, Inc.
The Common-Wealth Builder

Financial Statements as of December 29, 2001 and 2000 and for the Year Ended December 29, 2001 and Supplemental Schedule for the Year Ended December 29, 2001

Commonwealth Telephone Enterprises, Inc.
The Common-Wealth Builder
December 29, 2001 and 2000

TABLE OF CONTENTS

                                                                        Page(s)
Report of Independent Accountants                                          1

Financial Statements:
   Statements of Net Assets Available for Benefits                         2
   Statement of Changes in Net Assets Available for Benefits               3
   Notes to Financial Statements                                         4-9

Supplemental Schedule:
   Schedule H, Item 4(i)* - Schedule of Assets (Held at End of Year)      10

SIGNATURES                                                                11

EXHIBIT INDEX                                                             12

REQUIRED INFORMATION                                                      13


*Refer to item numbers in Form 5500 (Annual Return/Report of Employee Benefit
 Plan) for the plan periods ended December 29, 2001, which items are incorporated herein by reference.

                        Report of Independent Accountants

To the Participants and Administrator of Commonwealth Telephone Enterprises, Inc.
The Common-Wealth Builder


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Commonwealth Telephone Enterprises, Inc. The Common-Wealth Builder (the "Plan") at December 29, 2001 and 2000 and the changes in net assets available for benefits for the year ended December 29, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP


    Philadelphia, PA
    May 28, 2002

Commonwealth Telephone Enterprises, Inc.
The Common-Wealth Builder
Statements of Net Assets Available for Benefits
December 29, 2001 and 2000

--------------------------------------------------------------------------------------------

                                                                2001                 2000
--------------------------------------------------------------------------------------------
Assets

Investments (see Note 3)                                    $30,879,612          $27,843,990
Cash                                                            287,425                    -
Receivables:
   Employer contributions                                        37,448               39,605
   Participant contributions                                     90,082               90,986
                                                            -----------          -----------

Total assets                                                 31,294,567           27,974,581
                                                            -----------          -----------


Liabilities

Liabilities:
   Amounts due to brokers for securities purchased              287,283                    -
                                                            -----------          -----------

Total liabilities                                               287,283                    -
                                                            -----------          -----------

Net assets available for benefits                           $31,007,284          $27,974,581
                                                            ===========          ===========


   The accompanying notes are an integral part of these financial statements.

Commonwealth Telephone Enterprises, Inc.
The Common-Wealth Builder
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 29, 2001
------------------------------------------------------------------------------

Additions to net assets attributed to:
   Investment income:
      Net appreciation in fair market value of investments        $  1,078,821
      Interest/dividends                                               493,445
   Contributions:
      Employer                                                       1,085,520
      Participants                                                   2,634,609
   Transfer of assets from other plans                                 275,529
                                                                  ------------

      Total additions                                                5,567,924
                                                                  ------------
Deductions:
   Benefits paid to participants                                     2,535,221
                                                                  ------------

      Total deductions                                               2,535,221
                                                                  ------------

Increase in net assets available for benefits                        3,032,703

Net assets available for benefits:
   Beginning of year                                                27,974,581
                                                                  ------------

   End of year                                                    $ 31,007,284
                                                                  ============


   The accompanying notes are an integral part of these financial statements.

Commonwealth Telephone Enterprises, Inc.
The Common-Wealth Builder
Notes to Financial Statements
December 29, 2001 and 2000
--------------------------------------------------------------------------------

  1. Description of Plan

     The following brief description of Commonwealth Telephone Enterprises, Inc. The Common-Wealth Builder (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document and applicable amendments for a more complete description of the Plan's provisions. Copies of these documents are available from the Plan Administrator.

     General
     The Plan is a defined contribution plan covering substantially all employees who are not covered by collective bargaining agreements of Commonwealth Telephone Enterprises, Inc. and its subsidiaries (the "Company" or "CTE"). The Plan is a qualified plan under Internal Revenue Code (the "Code") section 401(k). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan allows an employee to become eligible for participation in the Plan upon the age of eighteen and the first day of the month following the date of hire.

     Contributions
     Participants in the Plan may contribute between 1% and 15% of their base compensation subject to certain limits imposed by the Code. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company contributes on behalf of each participant an amount not to exceed 3.5% of the participant's eligible compensation during the year. All Company contributions are used to purchase common stock of CTE.

     Participants may change salary deferral elections for each payroll cycle. Participants may change investment elections on a daily basis.

     Participants may direct the investment of their contribution into various investment options offered by the Plan. The Plan currently offers ten mutual funds and a CTE Common Stock Fund as investment options for participants.

     Participant's Account
     Each participant's account is credited with the participant's contributions and allocations of the Company's contribution and Plan earnings, and may be charged with an allocation of administrative expenses. Allocations are made in direct proportion to the respective amount in each participant's account. The benefit to which a participant is entitled is the participant's account balance.

     Vesting
     Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contributions portion of their accounts, plus earnings thereon, is based on years of continuous service. A participant is 100 percent vested after five years of credited service.

     Plan Benefits
     On termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum distribution if the value of the participant's account is less than or equal to $5,000. If the value of the participant's account is greater than $5,000, the participant may elect to have their benefit paid out in an annuity.

Commonwealth Telephone Enterprises, Inc.
The Common-Wealth Builder
Notes to Financial Statements
December 29, 2001 and 2000
--------------------------------------------------------------------------------

     A participant may elect to have the lump-sum distribution paid in cash or CTE common stock. If a member elects to receive stock, only whole shares are distributed with cash being distributed in lieu of fractional shares.

     Additionally, the Plan permits participants to withdraw a portion or all of their vested account balance. These special distributions include in service distributions and hardship withdrawals. An active participant may request an in service distribution upon attaining age 59 1/2. A hardship withdrawal may be granted to a participant for financial emergency circumstances as defined by the Plan.

     Participant Loans
     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000 minus the highest outstanding loan balance in the last 12 months. Loan transactions are treated as a transfer to (from) the Investment Fund from (to) the Loan Fund. Loan terms range from 1-5 years unless the loan is for the purchase of a primary residence, for which the term is up to 30 years. The loans are secured by the balance in the participant's account. The loan amount is not to exceed 50% of the vested account balance, and bears interest at the prime rate plus one basis point plus a $50 administrative fee. Principal and interest is paid ratably through automatic payroll deductions. The Plan does not allow an employee to have more than two loans outstanding at any given time.

     Forfeited Accounts
     At December 29, 2001 forfeited nonvested accounts totaled $7,029. These accounts will be used to reduce monthly employer contributions. In 2001, employer contributions were reduced by $110,820 from forfeited nonvested accounts.

  2. Summary of Significant Accounting Policies

     Basis of Accounting
     The financial statements of the Plan are prepared under the accrual method of accounting.

     Investment Valuation and Income Recognition
     The Plan's investments are stated at fair value. Shares of registered investment companies are valued at estimated quoted market prices which represent the net asset value of shares held. The guaranteed investment contracts held in the Dreyfus-Certus Stable Value Fund Class I are valued at estimated fair value. The Company's stock is valued at its quoted market price. Participant loans are valued at cost which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and calculated daily. Dividends are recorded on the ex-dividend date.

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Commonwealth Telephone Enterprises, Inc.
The Common-Wealth Builder
Notes to Financial Statements
December 29, 2001 and 2000
--------------------------------------------------------------------------------

     Investments in Common Collective Trust
     The Dreyfus-Certus Stable Value Fund Class I (the "Trust Fund") invests in various term guaranteed insurance contracts and maintains a cash reserve balance with all excess funds. The average yield and the weighted average crediting interest rate are based on the underlying contracts.

     The trustee and the portfolio manager of the Trust Fund is The Dreyfus Trust Company. The investment contracts are nontransferable but provide for benefit responsive withdrawals by plan participants at contract value. Employer-directed transfers and withdrawals may be made subject to the provision of the Declaration of Trust, including any notice requirements. The portfolio manager of the Trust Fund, at its sole discretion, may defer such withdrawals up to twelve months, subject to administrative considerations and issuer compliance with the terms of any investment contract purchased for the Trust Fund. Benefit responsive withdrawals are provided for on a proportional basis by the issuers of the investment contracts. The Trust Fund's investment contracts are reported at their estimated fair value. Units in the Trust Fund are valued each business day. In determining fair value, the Trust Fund's trustee's valuation committee primarily considers such factors as the benefit responsiveness of the investment contract and the ability of the parties to the investment contract to perform in accordance with the terms of the contract. Generally, fair value approximates contract value (contributions made plus interest accrued at the current rate, less withdrawals and fees). If, however, an event has occurred that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. The contract value of the Trust Fund at December 29, 2001 and 2000 is $6,137,347 and $5,594,363, respectively.

     The average yield and crediting interest rates were approximately 6.0% for the years ended December 29, 2001 and 2000.

     Expenses of the Plan
     Fees and other costs incurred may be paid by the Plan; however, they are currently paid by the Plan sponsor (CTE).

     Payment of Benefits
     Benefit payments to participants are recorded when paid.

     Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Commonwealth Telephone Enterprises, Inc.
The Common-Wealth Builder
Notes to Financial Statements
December 29, 2001 and 2000
--------------------------------------------------------------------------------

     Risks and Uncertainties
     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, issuer, credit, derivative, liquidity, mortgage, foreign investment, currency, leveraging and management. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

  3. Investments

     The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                          December 29,
                                                      2001           2000
--------------------------------------------------------------------------------
Investments at fair value:
   Dreyfus - Certus Stable Value Fund Class I    $  6,137,347    $ 5,594,363
   Dreyfus - Premier Third Century Fund             1,966,427      2,325,366
   Dreyfus - Lifetime Growth & Income Fund          2,306,709      2,322,055
   Dreyfus - Disciplined Stock Fund                 3,742,431      4,372,252
   Dreyfus - Emerging Leaders Fund                  1,835,282      1,803,825
   Shares of CTE Common Stock*                     12,108,650      9,094,584


     During 2001, the Plan's investments, including gains and losses on investments sold, as well as held during the year, appreciated in value by $1,078,821 as follows:


All mutual funds                                         $(1,708,394)
CTE Stock*                                                 2,787,215
                                                         ------------

                                                         $ 1,078,821
                                                         ============
* Participant and nonparticipant directed

Commonwealth Telephone Enterprises, Inc.
The Common-Wealth Builder
Notes to Financial Statements
December 29, 2001 and 2000
--------------------------------------------------------------------------------

  4. Nonparticipant Directed Investments

     Information about the net assets and significant components of the changes in net assets relating to the nonparticipant directed investments is as follows:

                                                           December 29,
                                                        2001         2000
--------------------------------------------------------------------------------
Net assets:
   Common Stock                                      $5,266,332   $3,649,455
                                                     ==========   ==========


                                                            Year Ended
                                                        December 29, 2001
--------------------------------------------------------------------------------

Changes in net assets:
   Contributions                                            $ 1,085,520
   Net appreciation in fair value of investments                944,838
   Benefits paid to participants                               (413,481)
                                                            -----------

                                                            $ 1,616,877
                                                            ===========

  5. Tax Status

     The Plan received a favorable determination letter dated November 27, 2000 in which the Internal Revenue Service ("IRS") stated that the Plan, as amended and restated effective October 23, 1998, is qualified and that the trust established under the Plan is exempt. The Plan has been amended since receiving the determination letter to reflect the new law which is The Economic Growth and Tax Relief Reconciliation Act of 2001 (the "Act") (see
     Note 8). The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code as of December 29, 2001.

  6. Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

  7. Related Party Transactions

     The Plan invests in shares of mutual funds and a collective trust managed by an affiliate of Dreyfus Service Corporation. Dreyfus Service Corporation acts as trustee for investments in the Plan. Dreyfus Service Corporation is a division of Mellon Employee Benefit Solutions which is a wholly owned subsidiary of Mellon Financial Corporation. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

     As described in Note 1, participants may elect to purchase common stock of CTE, the Plan Sponsor. During 2001, purchases of $3,592,175 were made, and proceeds of $3,508,246 were received from sales of CTE's common stock.

Commonwealth Telephone Enterprises, Inc.
The Common-Wealth Builder
Notes to Financial Statements
December 29, 2001 and 2000
--------------------------------------------------------------------------------

  8. Amendments to the Plan

     As a result of a new tax relief provision of The Economic Growth and Tax Relief Reconciliation Act of 2001, the Plan amended the following features:

     . Participant contributions limit increased from 15% to 25% and a maximum dollar limit increased from $10,500 to $11,000.

     . Catch-up contributions for participants over age 50 will be permitted in 2002 in the amount of $1,000 per year until 2006 and indexed after that.

     . Contribution suspension after the financial hardship withdrawal reduced from one year to six months.

Commonwealth Telephone Enterprises, Inc.
The Common-Wealth Builder
Schedule H Item 4(i) - Schedule of Assets (Held at End of Year)
December 29, 2001
--------------------------------------------------------------------------------

                                                                                                                       Current
       Identitiy of Issue                                 Investment Type                                               Value
--------------------------------------------------------------------------------------------------------------------------------
* Dreyfus Certus Stable Value Fund Class I         Collective Trust                                                $   6,137,347

* Dreyfus S&P 500 Index Fund                        Registered Investment Company                                        517,996
* Dreyfus Emerging Leaders Fund                     Registered Investment Company                                      1,835,282
* Dreyfus Premier Third Century Fund                Registered Investment Company                                      1,966,427
* Dreyfus Lifetime Growth & Income Fund             Registered Investment Company                                      2,306,709
* Dreyfus Disciplined Stock Fund                    Registered Investment Company                                      3,742,431
* Dreyfus Lifetime Growth Fund                      Registered Investment Company                                         65,267
* Dreyfus Lifetime Income Fund                      Registered Investment Company                                         87,421
  Janus Overseas Fund                               Registered Investment Company                                        553,001
  PIMCO Total Return Bond Fund                      Registered Investment Company                                        732,021

* CTE Common Stock                                  Shares of Commonwealth Telephone
                                                     Enterprises, Inc. Common Stock (1)                               12,108,650

* Participants' Notes                               Participants' loans with interest
                                                     rates from 6.50% to 13.00% with
                                                     maturity dates from 2002 to 2030                                    827,060
                                                                                                                   -------------

                                                                                                 Total             $  30,879,612
                                                                                                                   =============

* Party-in-interest

(1) At December 29, 2001, the cost of CTE Common Stock was $8,717,900.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                    COMMONWEALTH TELEPHONE ENTERPRISES, INC.
                            THE COMMON-WEALTH BUILDER

DATE: June 27, 2002





                           By: /s/ Donald P. Cawley
                               ------------------------
                               Donald P. Cawley
                               Senior Vice President and
                               Chief Accounting Officer

                                    FORM 11-K

                                  EXHIBIT INDEX

EXHIBIT NO.
DESCRIPTION


       23. Consent of PricewaterhouseCoopers LLP

                              REQUIRED INFORMATION

Table of Contents

Report of Independent Accountants
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Supplemental Schedule